Exhibit 99.1

MONTROSE FOOD & WINE H.K. LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

Together With Report Of

Independent Registered Public Accounting Firm

MONTROSE FOOD & WINE H.K. LIMITED

CENTURION ZD CPA & CO.

CERTIFIED PUBLIC ACCOUNTANTS (PRACTISING)

Unit 1304, 13th Floor, Two Harbourfront,

22 Tak Fung Street, Hunghom,

Hong Kong

Tel : (852) 2851 7954

Fax: (852) 2545 4086

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of Montrose Food & Wine H.K. Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Montrose Food & Wine H.K. Limited (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(q) to the financial statements, the Company has suffered from significant accumulated deficits. The Company comes to have insufficient cash flows generated from operation and provided for development. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Centurion ZD CPA & Co.

Centurion ZD CPA & Co. (successor to Centurion ZD CPA Limited)

We have served as the Company’s auditor since 2019.

Hong Kong, China

August 15, 2019

MONTROSE FOOD & WINE H.K. LIMITED

Consolidated Balance Sheets

	December 31,	December 31,
	2018	2017

Assets
Current assets
Cash and bank deposits	$83,536	$11,968
Amount due from subsidiaries	28,460	-
Amount due from related companies	124,710	132,734
Trade receivable	495,524	564,459
Deposit & prepayments	-	-
Inventory	592,681	738,927
Total current assets	1,324,911	1,448,088

Investment in subsidiaries	-	-
Plant, machinery and equipment, net	14,324	29,765
Total non-current assets	14,324	29,765
Total assets	1,339,235	1,477,853

Liabilities and stockholders’ equity
Current liabilities
Accounts payable	591,811	604,131
Amount due to subsidiaries	166,667	14,372
Amount due to a subsidiary	-	3,053
Amount due to related companies	-	3,848
Amount due to shareholder	30,148	1,229,335
Temporary loan	256,410	515,378
Total current liabilities	1,045,036	2,370,117

Stockholders’ equity
Common stock, $0.12821 par value; 10,000 shares issued and outstanding	1,282	1,282
Additional paid-in capital	1,166,888	-
Accumulated losses	(873,971)	(893,546)
Other Comprehensives Income	-	-
Total stockholders’ equity (deficit)	294,199	(892,264)

Non-controlling interest	-	-

Total liabilities and stockholders’ equity	$1,339,235	1,477,853

MONTROSE FOOD & WINE H.K. LIMITED

Consolidated Statements of Operations and Comprehensive Income

	For the Years Ended December 31,
	2018	2017

Revenue	$2,257,241	$2,619,214

Costs of revenues	(1,383,244)	(1,526,146)

Gross profits	873,997	1,093,068

Expenses
Selling, general and administrative	(1,109,918)	(1,332,319)

Income/(loss) from operations	(235,921)	(239,251)

Other income

Other revenue and net gain	301,510	57,728
Financial cost	(46,014)	(37,611)

Total other income/(loss)	255,496	20,117

Gain/(Loss) before income tax	19,575	(219,134)

Income tax	-	-

Non-controlling interest	-	-

Net gain/(loss)	19,575	(219,134)

Currency exchange gain/(loss)	-	-

Comprehensive gain/(loss)	$19,575	$(219,134)

Net Gain/(Loss) per share	$1.96	$(21.91)

Net Comprehensive Gain/(Loss) per share	$1.96	$(21.91)

Weighted average common shares outstanding	10,000	10,000

MONTROSE FOOD & WINE H.K. LIMITED

Consolidated Statements of Changes in Stockholders’ Equity

	Share capital	Additional paid-in capital	Accumulated loss	Other Comprehensive Income	Total Stockholders’ Equity (Deficit)

Balance, December 31, 2016	1,282	-	(674,412)	-	(673,130)

Net loss for the year	-	-	(219,134)	-	(219,134)

Balance, December 31, 2017	1,282	-	(893,546)	-	(892,264)
Net income for the year	-	-	19,575	-	19,575

Shares premium	-	1,166,888	-		1,166,888

Balance, December 31, 2018	1,282	1,166,888	(873,971)	-	294,199

MONTROSE FOOD & WINE H.K. LIMITED

Consolidated Cash Flow Statement

	For the Years Ended March 31,
	2018	2017

Cash flows from operating activities
Net gain / (loss)	$19,575	$(219,134)
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation	21,208	27,791
Plant and equipment written-off	-	42
Interest income	-	(1)
Interest expenses	46,014	37,611
Changes in assets and liabilities:
Trade and other receivables	68,139	44,588
Trade and other payables	(12,320)	(142,075)
Amount due to/from fellow subsidiaries	-	14,371
Amount due to/from subsidiaries	(31,513)	70,284
Amount due to/from related companies	4,176	(5,286)
Amount due to ultimate holding company	(1,046,891)	(8,024)
Amount due to holding company	-	(231,936)
Temporary loans	(258,968)	292,224
Inventory	146,246	182,527
Provisions	795	15,033
Net cash generated from/(used in) operating activities	(1,043,539)	78,015

Cash flow from investing activities
Acquisition of investments	-	(64,103)
Acquisition of plant and equipment	(5,767)	(6,138)

Net cash provided by / (used in) investing activities	(5,767)	(70,241)

Cash flow from financing activities
Interest paid	(46,014)	(37,610)
Paid-in capital from shareholders	1,166,888	-

Net cash (used in) / provided by financing activities	1,120,874	(37,610)

Effect of foreign exchange rate changes on cash and cash equivalent

Cash and cash equivalents:
Net increase (decrease)	71,568	(29,836)
Balance at beginning of period	11,968	41,804
Balance at end of period	83,536	11,968

Supplemental cash flow information:
Cash paid for income taxes	-	-
Cash paid for interest	$46,014	$37,610

MONTROSE FOOD & WINE H.K. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Company

Montrose Food & Wine H.K Limited is a company incorporated in Hong Kong with limited liability on June 30, 1989 under Hong Kong Companies Ordinance, Chapter 32. The principal activity of the Company is wholesale of food and wine with importing and distribution activities within Hong Kong SAR and Macau SAR.

Details of the Company’s subsidiaries (which together with the Company are collectively referred to as the “Group”) and their principal activity as of December 31, 2018 were as follows:

Name	Date of incorporation/ establishment	Place of incorporation/ registration and operation	Percentage of equity interest attributable to the Company	Principal activities

Montrose Fine Wines (Macau) Limited	March 28, 2013	Macau SAR	100%	Inactive

Montrose Fine Wines Beijing Limited	September 7, 2017	PR China	100%	Inactive

2. Summary of Significant Accounting Policies

(a) Basis of Consolidation

The accompanying consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America.

The consolidated financial statements include the accounts of the Company and its subsidiary. All significant inter-company accounts and transactions have been eliminated in consolidation.

(b) Use of Estimates

In preparing financial statements in conformity with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported periods. Significant estimates include depreciation. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2018, the Company did not have any cash equivalents.

(d) Inventories

Inventories are stated at the lower of cost or net realizable value (market value). The cost of raw materials is determined on the basis of weighted average. The cost of finished goods is determined on the weighted average basis and comprises direct materials, direct labor and an appropriate proportion of overhead.

Net realizable value is based on estimated selling prices less any further costs expected to be incurred for completion and selling expense.

(e) Accounts Receivable

Accounts receivable are recognized and carried at net realizable value. An allowance for doubtful accounts will be recorded in the period when a loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging, ongoing business relation and other factors. Accounts are written off after exhaustive efforts at collection. If accounts receivable are to be provided for, or written off, they would be recognized in the statement of operations within operating expenses. At December 31, 2018, the Company has no allowance for doubtful accounts, as per the management’s judgment based on their best knowledge and the Company does not have bad debt history before.

(f) Deposit and prepayments

Deposit and Prepayments represent cash paid in advance to suppliers. As of December 31, 2018, deposit and prepayments was nil.

(g) Plant and Equipment

Plant and equipment is stated at cost. Depreciation is provided principally by use of the straight-line method over the useful lives of the related assets, except for leasehold properties, which are depreciated over the terms of their related leases or their estimated useful lives, whichever is less. Expenditures for maintenance and repairs, which do not improve or extend the expected useful life of the assets, are expensed to operations while major repairs are capitalized.

The estimated useful lives are as follows:

Furniture and fittings	5 years
Computer equipment	5 years

The gain or loss on disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets, and, if any, is recognized in the statement of operations.

(h) Impairment of Assets

The Company periodically evaluates the carrying value of long-lived assets to be held and used, including intangible assets subject to amortization, when events and circumstances warrant such a review, pursuant to the guidelines established in FASB ASC 360 Property, Plant, and Equipment (formerly Statement of Financial Accounting Standards (“SFAS”) No. 144). The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

(i) Income Taxes

Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. Deferred income tax liabilities or assets are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and the financial reporting amounts at each year end.

A valuation allowance is recognized if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized.

(j) Revenue Recognition

Revenues represent the invoiced value of goods sold recognized upon the shipment of goods to customers. Revenues are recognized when all of the following criteria are met:

●	Persuasive evidence of an arrangement exists;
●	Delivery has occurred or services have been rendered;
●	The seller’s price to the buyer is fixed or determinable; and
●	Collectability is reasonably assured.

(k) Foreign Currency Transactions

The financial statements of the Company are presented in United States Dollars (“US$”). Transactions in foreign currencies during the period are translated into US$ at the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into US$ at the exchange rates prevailing at that date. All transaction differences are recorded in the income statement.

The accompanying financial statements are presented in United States dollars (US$). The Company is operating in Hong Kong and has its local currency, Hong Kong Dollars (“HK$”), as its functional currency. The financial statements of the Company’s is translated from HK$ into US$ in accordance with FASB ASC Topic 830 Foreign Currency Matters (formerly SFAS No. 52, “Foreign Currency Translation”).  During 2017, 2018 and 2019, the Hong Kong dollars are translated from HK$ with a ratio of US$1.00=HK$7.80, a fixed exchange rate maintained between Hong Kong and United States derived from the Hong Kong Monetary Authority pegging HK$ and US$ monetary policy. Accordingly, all assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates and all income and expenditure items are translated at the average rates for each of the period. Translation of amounts from HK$ into US$ has been made at the following exchanges rates for the respective periods:

	For the Years Ended December 31,
	2018	2017

Twelve months ended HKD:USD exchange rate	7.8	7.8
Average twelve months ended HKD:USD exchange rate	7.8	7.8
Twelve months ended RMB:USD exchange rate	6.23944	N/A
Average twelve months ended RMB:USD exchange rate	6.23944	N/A

(l) Fair Value of Conversion Features

In accordance with FASB ASC 815 Derivatives and Hedging, the conversion feature of the Convertible Notes is separated from the debt instrument and accounted for separately as a derivative instrument. On the date the Convertible Notes are issued, the conversion feature was recorded as a liability at its fair value, with future decreases in fair value recognized as earnings and increases in fair values recognized as expenses.

The Company used the Black-Scholes-Merton option-pricing model to obtain the fair value of the conversion feature. The Company’s expected volatility assumption is based on the historical volatility of the Company’s stock. The expected life assumption is primarily based on the expiration date of the conversion features. The risk-free interest rate for the expected term of the conversion features is based on the U.S. Treasury yield curve in effect at the time of measurement.

(m) Earnings/(Losses) Per Share

Basic losses per share are computed by dividing the earnings for the year by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities by including other potential common stock, including stock options and warrants, in the weighted average number of common shares outstanding for a period, if dilutive.

(n) Accumulated Other Comprehensive Income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income are required to be reported in a financial statement that is presented with the same prominence as other financial statements. Comprehensive income includes net income and the foreign currency translation changes for the year in which such are obtained.

(o) Stock-Based Compensation

We account for stock-based compensation in accordance with FASB ASC 718 Compensation – Stock Compensation which requires that companies account for awards of equity instruments issued to employees under the fair value method of accounting and recognize such amounts in their statements of operations. Under FASB ASC 718 we are required to measure compensation costs for all stock-based awards at fair value on the date of grant and recognize compensation expense in our statements of operations over the service period that the awards are expected to vest.

(p) Equity-Based Payments to Non-employees

The Company accounts for equity-based compensation issued to non-employees and consultants in accordance with the provisions of FASB ASC 505-50, Equity-Based Payments to Non-Employees that are issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services. If the fair value of goods or services received in a share-based payment transaction with nonemployees is more reliably measureable than the fair value of the equity instruments issued, the fair value of the goods or services received shall be used to measure the transaction. In contrast, if the fair value of the equity instruments issued in a share-based payment transaction with nonemployees is more reliably measured than the fair value of the consideration received, the transaction shall be measured based on the fair value of the equity instruments issued.

(q) Going Concern

As shown in the accompanying financial statements, the Company has an accumulated deficit of $873,971 as of December 31, 2018. The Company will be required to raise additional capital to fund its operations, and will continue to attempt to raise capital resources from both related and unrelated parties until such time as the Company is able to generate revenues sufficient to maintain itself as a viable entity. These factors have raised substantial doubt about the Company’s ability to continue as a going concern. There can be no assurances that the Company will be able to raise additional capital or achieve profitability. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company plans to strengthen its core business, control its overall expenditures, improve the efficiency of its operations and continue its efforts to expand by exploring additional product lines and market opportunities.

The FASB has issued Accounting Standards Update (ASU) No. 2018-01, Leases (Topic 842):Land Easement Practical Expedient for Transition to Topic 842, which clarifies the application of the new leases guidance to land easements and eases adoption efforts for some land easements. ASU 2018-01 is expected to reduce the cost of adopting the new leases standard for certain land easements. It is also an attempt to help ensure that companies can make a successful transition to the standard without compromising the quality of information provided to investors about these transactions. Land easements (also commonly referred to as rights of way) represent the right to use, access, or cross another entity’s land for a specified purpose. Land easements are used by utility and telecommunications companies, for example, when they need to take a small strip of land, or easement, to bury wires. Not all companies have historically accounted for them as leases. Stakeholders pointed out that the requirement to evaluate all old and existing land easements, sometimes numbering in the tens of thousands, to determine if they meet the definition of a lease under the new standard could be very costly. They also noted there would be limited benefit to applying this requirement, as many of their land easements would not meet the definition of a lease, or even if they met that definition, many of their easements are prepaid and, therefore, already are recognized on the balance sheet. The land easements ASU addresses this by providing an optional transition practical expedient that, if elected, would not require an organization to reconsider their accounting for existing land easements that are not currently accounted for under the old leases standard; and Clarifying that new or modified land easements should be evaluated under the new leases standard, once an entity has adopted the new standard.

The FASB issued an Accounting Standards Update (ASU) that helps organizations address certain stranded income tax effects in accumulated other comprehensive income (AOCI) resulting from the Tax Cuts and Jobs Act.

ASU No. 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, provides financial statement preparers with an option to reclassify stranded tax effects within AOCI to retained earnings in each period in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act (or portion thereof) is recorded.

The ASU requires financial statement preparers to disclose:

●	A description of the accounting policy for releasing income tax effects from AOCI;

●	Whether they elect to reclassify the stranded income tax effects from the Tax Cuts and Jobs Act; and

●	Information about the other income tax effects that are reclassified.

The amendments affect any organization that is required to apply the provisions of Topic 220, Income Statement—Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other comprehensive income as required by GAAP. The amendments are effective for all organizations for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. Organizations should apply the proposed amendments either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized.

The FASB Issues ASU No. 2018-06 to Supersede Circular 202 for Depository and Lending Institutions. The FASB has issued Accounting Standards Update (ASU) No.2018-06,Codification Improvements to Topic 942, Financial Services—Depository and Lending. ASU 2018-06 removes outdated guidance related to the Office of the Comptroller of the Currency’s Banking Circular 202, Accounting for Net Deferred Tax Charges (Circular 202) in Subtopic 942-740, Financial Services—Depository and Lending—Income Taxes and should have no effect on reporting entities. The amendments in ASU 2018-06 are effective immediately.

The FASB has issued Accounting Standards Update (ASU) No. 2018-11 (“Targeted Improvements”—ASC 842 (“Leases”)). This Update provides entities with an additional (and optional) transition method of which an entity initially applies new lease standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the fiscal year of adoption. Consequently, an entity’s reporting for the comparative periods presented in the financial statements in which it adopts ASC 840 will continue to be in accordance with ASC 840. This Update also provides lessors with a practical expedient, by class of underlying asset, to not separate nonlease components from the associated lease component, where the timing and pattern of transfer of the nonlease component(s) and associated lease component are the same, and the lease component, if accounting for separately, would be classified as an operating lease.

The FASB has issued Accounting Standards Update (ASU) No. 2018-20 (“Narrow-Scope Improvements for Lessors”—ASC 842 (“Leases”)) as amendments of the new lease standard. The amendments in this Update (1) provide an entity with an accounting policy election to account for the payment for all sales (and other similar) taxes as a lessor cost; (2) require lessors to exclude from variable payments lessor costs paid by lessees directly to third parties, and also require lessors to account for costs excluded from consideration of a contract that are paid by the lessor and reimbursed by the lessee as variable payments; and (3) require lessors to allocate (rather than recognize as currently required) certain variable payments to the lease and nonlease components when the changes in facts and circumstances on which the variable payment is based occur and recognize the amount of variable payments allocated to nonlease components as income in profit or loss in accordance with other Accounting Standards, such as ASC 606.

The FASB has issued Accounting Standards Update (ASU) No. 2018-12 (“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)). This Update changes the recognition, measurement, presentation and disclosure requirements for long duration contracts issued by an insurance entity. This Update requires an insurance entity to review and, if there is a change, update cash flow assumptions at least annually and to update discount rate used for liability for future policy benefits at each reporting date for nonparticipating traditional long-duration and limited-payment contracts. The effect of updating the discount rate is recognized in other comprehensive income (loss). This Update also requires market risk benefits to be measured at fair value, and simplifies amortization of deferred acquisition costs. Furthermore, this Update requires additional disclosures for long-duration contracts. This Update is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early application is permitted. For the liability for future policy benefits and deferred acquisition costs, this Update is applied to contracts in force as of beginning of the earliest period presented (hereinafter, “the transition date” of this Update) on a modified retrospective basis, and an insurance entity may elect to apply retrospectively. For the market risk benefits, this Update is applied retrospectively at the transition date, and the difference between fair value and carrying value requires an adjustment to retained earnings at the transition date. The cumulative effect of changes in the instrument-specific credit risk between contract inception date and the transition date should be recognized in accumulated other comprehensive income at the transition date. The Company and its subsidiaries will adopt this Update on April 1, 2021. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this Update.

In August 2018, Accounting Standards Update 2018-13 (“Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”—ASC 820 (“Fair Value Measurement”)) was issued. This Update modifies and adds the disclosure requirements for Fair Value Measurements. This Update also removes disclosure requirements of the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. This Update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 and early adoption is permitted. An entity is also permitted to early adopt any removed or modified disclosure requirements and delay adoption of the additional disclosure requirements until their effective date. Removals and modifications of disclosure requirements should be mainly applied retrospectively to all periods presented upon their effective date, while the additional disclosure requirements should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. The Company and its subsidiaries early adopted the removals of disclosure requirements from the three months ended September 30, 2018. The Company and its subsidiaries will adopt the modifications and additions of disclosure requirements from fiscal 2021. Since this Update relates to disclosure requirements, the adoption will not have an effect on the Company and its subsidiaries’ results of operations or financial position.

In August 2018, Accounting Standards Update 2018-14 (“Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans”—ASC 715-20 (“Compensation—Retirement Benefits—Defined Benefit Plans—General”)) was issued. This Update adds and clarifies the disclosure requirements for Pension Plans, and removes certain disclosure requirements such as the amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost over the next fiscal year. This Update is effective for fiscal years ending after December 15, 2020. The amendments in this Update should be applied on a retrospective basis to all periods presented. Early adoption is permitted. The Company and its subsidiaries will adopt this Update from fiscal 2021. Since this Update relates to disclosure requirements, the adoption will not have an effect on the Company and its subsidiaries’ results of operations or financial position.

3.  Income Taxes

HONG KONG

No Hong Kong Profits Tax has been provided in the financial statements as Montrose Food & Wine H.K. Limited was in a tax loss position during the year.

4.  Retirement and Welfare Benefits

The employees of the Company are members of the Mandatory Provident Fund operated by the Hong Kong government. The company contributes 5% according to the different payroll range of the employee, and the maximum amount of contribution is up to $192 (HK$1,500) per month.

5.  Cash and Bank Deposit

Cash and cash equivalents are summarized as follows:

	2018	2017

Cash at Bank	$83,536	$11,968
Cash on Hand	-	-
Total	$83,536	$11,968

6. Temporary Loan

On March 28, 2014 Montrose Food & Wine H.K. Limited entered into an agreement with an unrelated party in the amount of $384,615 plus the term of the loan amount is bearing 6% interest per annum, without collateral and the due date is extended from December 31, 2016 to January 31, 2020 and the balance as December 31, 2018 and 2017 is $128,205 as agreed by Montrose HK and the unrelated party.

On July 7, 2017 Montrose Food & Wine H.K. Limited entered into an agreement with an unrelated party in the amount of $258,968 plus the term of the loan amount is bearing 10% interest per annum, without collateral and the due date is January 18, 2018.

On April 20, 2018 Montrose Food & Wine H.K. Limited entered into an agreement with an unrelated party in the amount of $128,205 plus the term of the loan amount is bearing 9% interest per annum, without collateral and the due date is April 20, 2019.

Loans payables	2018	2017

An unrelated party (6% interest bearing)	$128,205	128,205
An unrelated party (10% interest bearing)	-	258,968
An unrelated party (9% interest bearing)	128,205	128,205
Total	$256,410	515,378

Loan interest earned and accrued	$14,183	$39,337

7. Trade Receivables, Net

Trade receivables comprise the followings:

	2018	2017

Trade receivables, gross	$495,524	$564,459
Provision for doubtful debts
Trade receivables, net	$495,524	$564,459

All of the above trade receivables are due and collected within a period of one year.

Allowance was made when collection of the full amount is no longer probable.  Management reviews and adjusts this allowance periodically based on historical experience, current economic climate as well as its evaluation of the collectability of outstanding accounts. The Group evaluates the credit risks of its customers utilizing historical data and estimates of future performance. No provision for doubtful debts have been provided as of December 31, 2018 and 2017 as the Company does not have bad debt history before.

The following table sets forth the major trade receivable accounts:-

			Aging
Customers	Amount	Rate	Not past due	Past due 1-30 days	Past due 30 days

Customer A	$32,882	6.64%	$32,108	-	774
Customer B	$29,605	5.97%	$29,605	-	-
Customer C	$22,532	4.55%	$15,020	7,512	-

Total trade receivables	$495,524	100.00%

8. Trade Payables

The following table sets forth the major trade payables accounts:-

			Aging
Suppliers	Amount	Rate	Not past due	Past due 1-30 days	Past due 30 days

Supplier A	$51,712	8.74%	$51,712	-	-
Supplier B	$48,289	8.16%	$48,289	-	-
Supplier C	$41,754	7.06%	$41,754	-	-

Total trade payables	$591,811	100.00%

9.  Inventories

Inventories comprise the followings:

	2018	2017

Finished goods	$592,681	$738,927

	$592,681	$738,927

10. Property, Plant and Equipment, Net

Property, plant and equipment, net comprise the followings:

	2018	2017

At cost
Leasehold improvement, furniture and office equipment	$226,213	$220,446

Less: accumulated depreciation	$(211,889)	$(190,681)

	$14,324	$29,765

Depreciation expenses are included in the statement of income as follows:

	2018	2017

Selling, general and administrative	$21,208	$27,791

Total depreciation expenses	$21,208	$27,791

11.  Earnings Per Share

The computations of basic earnings per share of common stock are as follows:

	2018	2017

Net Gain / (Loss)	$19,575	$(219,134)

Weighted average common shares outstanding	10,000	10,000

Earnings / (losses) per share	$1.96	$(21.91)

12.  Income Taxes

Montrose Food & Wine H.K. Limited, being registered in the Hong Kong, are subject to HK’s Profit Tax (“HKPT”). Under applicable income tax laws and regulations, an enterprise located in Hong Kong, including the district where our operations are located, is subject to a rate of 16.5% for the years ended December 31, 2018.

The Group uses the asset and liability method, where deferred tax assets and liabilities are determined based in the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.

A reconciliation between the income tax computed at the HK statutory rate and the Group’s provision for income tax is as follows:

	2018	2017

HKPT	16.5%	16.5%

Provision for income taxes	16.5%	16.5%

13. Related Party Transactions

Since December 31, 2017, there has been no related party transaction, except business development fees of $166,667 paid by United Asia Medical Network Company Limited, which amount has no collateral, due date or maturity date and does not accrue any interest.

14. Concentrations and Credit Risk

The Company operates principally in Hong Kong and grants credit to its customers in this geographic region. Hong Kong has a relatively stable economy. However, it is always possible that unanticipated events in foreign countries could disrupt the Company’s operations.

Financial instruments that potentially subject the Group to a concentration of credit risk consist of cash and accounts receivable.

The Company does not require collateral to support financial instruments that are subject to credit risk.

15. Commitments and Contingencies

Lease commitment	2018	2017
	US$	US$
Acted as lessee
Not later than one year	78,692	156,769
Later than one year and not later than five years	10,513	89,205
Later than five years	-	-
	89,205	245,974

At the end of reporting period, the Company subsisted of the following non-cancellable operating lease agreements

As of December 31, 2018 and 2017, the company did not have any contingent liabilities.

16. Subsequent Events

The Company has evaluated events subsequent to December 31, 2018 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through the date these financial statements were available to be issued. Based upon this evaluation, it was determined that no subsequent events occurred that require recognition or disclosure in the financial statements except that the Company was 100% acquired by Dragon Jade International Ltd. (“DJIL”). The Company will become wholly owned subsidiary of DJIL on January 1, 2019.